Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

The statements contained in this filing that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  All forward-looking statements included in this filing are based upon information available to Finisar Corporation (“Finisar”) as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those projected. Examples of such risks include those associated with:  the completion of Finisar’s pending combination with Optium Corporation (“Optium”) and, if it is consummated, the operation of the combined company; the rapidly evolving markets for Finisar’s products and uncertainty regarding the development of these markets; Finisar’s historical dependence on sales to a limited number of customers and fluctuations in the mix of products and customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition.  Additional risks include the potential impact of regulatory review or civil litigation arising from the investigation of our historical option granting practices or the recent filing of restated financial information.  Further information regarding these and other risks relating to Finisar’s business is set forth in Finisar’s Annual Report on Form 10-K and other reports as filed with the Securities and Exchange Commission.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a press release issued by Finisar on June 12, 2008 regarding its fourth quarter and fiscal 2008 financial results.

Exhibit 99.1

Contact:

Steve Workman

Chief Financial Officer

408-548-1000

Investor Relations

408-542-5050

investor.relations@Finisar.com

Finisar Corporation Announces Fourth Quarter
and Fiscal 2008 Financial Results

SUNNYVALE, Calif.—(Market Wire)—June 12, 2008—Finisar Corporation (Nasdaq: FNSR), a technology leader in gigabit fiber optic solutions for high-speed data networks, today announced financial results for its fourth quarter and fiscal year ended April 30, 2008.

FINANCIAL HIGHLIGHTS – FOURTH QUARTER ENDED APRIL 30, 2008

Financial Results

•                  Fourth quarter revenues of $121.0 million, a new record for the Company, increased 7% from $112.7 million in the third quarter and 25% from $96.6 million in the fourth quarter of the prior year. These results were in line with the Company’s preannouncement on May 16, 2008 wherein management indicated that fourth quarter revenues would be approximately $120 million.

•                  Optics revenues of $111.4 million increased 8% from $103.0 million in the third quarter and 26% from $88.2 million in the prior year; while Network Tools revenues of $9.6 million declined slightly from $9.8 million in the prior quarter and increased 15% from $8.4 million in the fourth quarter of the prior year.

•                  Revenues of $31.2 million from products for 10/40 Gbps applications increased 7% from $29.1 million in the prior quarter and 110% from $14.9 million in the fourth quarter of the prior year.

•                  Revenues of $50.6 million from products for 1-8 Gbps LAN/SAN applications increased 12% from $45.4 million in the prior quarter and 11% from $45.7 million in the fourth quarter of the prior year.

•                  Gross margin of 32.9% compares to 33.4% in the third quarter and 32.3% in the fourth quarter of the prior year.

•                  Net loss of $8.7 million, or $.03 per share, compares to a net loss of $10.6 million, or $.03 per share, in the third quarter and a net loss of $16.0 million, or $.05 per share, in the fourth quarter of the prior year.

•                  Cash and short-term investments, plus other long-term investments which can be readily converted into cash, of $116.4 million decreased $6.0 million from $122.4 million at January 27, 2008, but also reflects a reduction in outstanding debt of $14.2 million during the quarter and $2.5 million in minority investments. Excluding these items, cash would have increased to approximately $133 million in the fourth quarter. The Company has classified certain of its investments as long-term based on its intent to hold these securities until maturity, although they can be readily sold if required.

Non-GAAP Financial Measures

•                  Excluding certain items as described below, net income in the fourth quarter was $7.9 million, or $.03 per share, compared to $6.7 million, or $.02 per share, in the third quarter and $2.3 million, or $.01 per share, in the fourth quarter of the prior year.

•                  Gross margin, excluding certain items, decreased sequentially to 37.4% from 38.2% in the third quarter and from 37.6% in the fourth quarter of the prior year. The decrease in gross margins compared to the prior quarter was primarily related to an unfavorable product mix as revenues from Network Tools declined as a percent of total revenues while revenues for short distance LAN/SAN applications increased in the quarter.

•                  The Company generated approximately $17 million in EBITDA during the fourth quarter while investing approximately $9.5 million in capital expenditures.

The Company’s operating results include a number of non-cash and cash charges and gains or losses principally related to acquisitions, the sale of minority investments, restructuring activities, impairments and financing transactions.  For the fourth quarter of fiscal 2008, these items resulted in net charges of $16.6 million and included, among other items, $3.0 million in non-cash stock compensation expense; a $4.8 million non-cash charge related to an impairment in the value of patents that have been capitalized; a $3.1 million non-cash charge related to slow-moving and obsolete inventory; $1.6 million in amortization charges related to acquired developed technology and purchased intangibles arising from previous acquisitions; a $1.4 million loss related to minority investments; $1.2 million related to the amortization of discount on convertible notes issued in 2001; and a $721,000 cash charge associated with employee retention related to a previous acquisition. The charge for slow-moving and obsolete inventory was largely based on an estimate of the amount of inventory that will be unused after twelve months although a portion of that inventory may in fact be used beyond this period.

The Company excludes these and certain other items for the purpose of tracking its performance on a non-GAAP basis.  Non-GAAP gross profit and non-GAAP net income (loss), as reported by the Company, give an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results.

The Company’s non-GAAP net income for the fourth quarter was $7.9 million, or $.03 per share, compared to $6.7 million, or $.02 per share, in the third quarter and $2.3 million, or $.01 per share, in the fourth quarter of the prior year. On a non-GAAP basis, gross margins were 37.4% in the fourth quarter of fiscal 2008 compared to 38.2% in the third quarter and 37.6% in the fourth quarter of the prior year. The decrease in gross margins compared to the prior quarter is primarily related to an unfavorable product mix as revenues from Network Tools declined as a percent of total revenues while revenues for short distance LAN/SAN applications increased in the quarter.

Profitability in the fourth quarter reflects non-GAAP operating expenses of $35.6 million compared to $34.6 million in the third quarter and $32.7 million in the fourth quarter of the prior year. Most of the increase from the prior quarter was related to higher expenses for research and development while prior year comparisons were impacted by two acquisitions completed during the fourth quarter of the prior year.

FINANCIAL HIGHLIGHTS – FISCAL YEAR ENDED APRIL 30, 2008

•                  Revenues of $440.2 million for the fiscal year, a new record for the Company, increased 5% from $418.5 million in the prior year.

•                  Revenues of $401.6 million from optical components and subsystems increased 5% from $381.3 million in the prior year.

•                  Revenues of $96.8 million from products for 10/40 Gbps applications increased 140% from $40.3 million in the prior year partially offset by a decrease in revenues for 1-4 Gbps LAN/SAN applications.

•                  Revenues of $38.6 million from Network Tools increased 3% from $37.3 million in the prior year.

•                  Net loss of $36.4 million was improved from $45.4 million in the prior year.

•                  Net income of $20.8 million on a non-GAAP basis was down $14.1 million from $34.9 million in the prior year primarily due to an increase in operating expenses of $13.1 million, or 11%, from the prior year, approximately half of which was related to two acquisitions completed in the fourth quarter of the prior fiscal year.

 “While fiscal 2008 was a challenging year for us at the top line, it was extremely gratifying to see us recover and set new revenue records for the company in the last half of the year,” said Jerry Rawls, Finisar’s Chairman and CEO.  “Demand for our products for both 10-40 Gbps and shorter distance LAN/SAN applications continues to be healthy during these uncertain economic times.  And with the announcement of our proposed merger with Optium, we are extremely excited about the future potential for growth and profitability.”

CONFERENCE CALL

Finisar will discuss these financial statements and its current business outlook during its regular quarterly conference call scheduled for today, June 12, 2008 at 2:00 p.m. Pacific Time.  To listen to the call you may connect to the investor page of Finisar at www.finisar.com or dial 877-407-0890 (domestic) or 201-689-7827 (international) and enter passcode 284578.

A replay will be available approximately two days after the call for two weeks.  To access the replay, dial 877-660-6853 (domestic) or 201-612-7415 (international)  and then, following the prompts, enter account number 2791 followed by conference ID number 284578.  A Web archive will also be made available approximately two days following call at www.finisar.com until the next conference call to be held approximately 90 days from today.

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACTS OF 1995

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities  Exchange Act of 1934, as amended.  All forward-looking statements included in this press release are based upon information available to Finisar as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those projected. Examples of such risks include those associated with:  the completion of Finisar’s pending combination with Optium Corporation (“Optium”) and, if it is consummated, the operation of the combined company; the rapidly evolving markets for Finisar’s products and uncertainty regarding the development of these markets; Finisar’s historical dependence on sales to a limited number of customers and fluctuations in the mix of products and customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition.  Additional risks include the potential impact of regulatory review or civil litigation arising from the investigation of our historical option granting practices or the recent filing of restated financial information.  Further information regarding these and other risks relating to Finisar’s business is set forth in Finisar’s Annual Report on Form 10-K and other reports as filed with the Securities and Exchange Commission.

ABOUT FINISAR

Finisar Corporation (NASDAQ: FNSR) is a global technology leader for fiber optic components and subsystems and network test and monitoring systems. These products enable high-speed voice, video and data communications for networking, storage and wireless applications over Local Area Networks (LANs), Storage Area Networks (SANs), and Metropolitan Area Networks (MANs) using Ethernet, Fibre Channel, IP, SAS, SATA and SONET/SDH protocols. The Company is headquartered in Sunnyvale, California, USA. More information can be found at www.finisar.com.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed combination of Finisar and Optium announced on May 16, 2008, Finisar plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in

Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospectus and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

FINANCIAL STATEMENTS

The following financial tables are presented in accordance with GAAP.

Finisar Corporation

Consolidated Statements of Operations

	Three Months Ended		Twelve Months Ended		Three Months Ended
	April 30, 2008	April 30, 2007	April 30, 2008	April 30, 2007	January 27, 2008
	(Unaudited, in thousands, except per share data)

Revenues
Optical subsystems and components	$111,378	$88,204	$401,625	$381,263	$102,957
Network test and monitoring systems	9,627	8,393	38,555	37,285	9,784
Total revenues	121,005	96,597	440,180	418,548	112,741
Cost of revenues	79,882	63,922	292,161	270,272	73,396
Amortization of acquired developed technology	1,314	1,466	6,501	6,002	1,729
Gross profit	39,809	31,209	141,518	142,274	37,616
Gross margin	32.9%	32.3%	32.2%	34.0%	33.4%
Operating expenses:
Research and development	20,194	17,571	76,544	64,559	21,218
Sales and marketing	10,280	8,781	40,006	36,122	10,492
General and administrative	8,629	12,164	40,259	35,641	12,768
Acquired in-process research and development	—	5,770	—	5,770
Amortization of purchased intangibles	280	277	1,748	1,814	488
Impairment of intangible assets	4,784	—	4,784	—	—
Total operating expenses	44,167	44,563	163,341	143,906	44,966
Loss from operations	(4,358)	(13,354)	(21,823)	(1,632)	(7,350)
Interest income	1,352	1,882	5,805	6,204	1,501
Interest expense	(4,341)	(4,152)	(17,236)	(16,044)	(4,291)
Loss on debt extinguishment	—	—	—	(31,606)	—
Other income (expense), net	(560)	431	(298)	(724)	310
Loss before income taxes	(7,907)	(15,193)	(33,552)	(43,802)	(9,830)
Provision for income taxes	765	780	2,848	2,810	807
Loss before cumulative effect	(8,672)	(15,973)	(36,400)	(46,612)	(10,637)
Cumulative effect	—	—	—	(1,213)	—
Net loss	$(8,672)	$(15,973)	$(36,400)	$(45,399)	$(10,637)

Net loss per share - basic and diluted	$(0.03)	$(0.05)	$(0.12)	$(0.15)	$(0.03)

Shares used in computing net loss per share - basic and diluted	308,786	308,623	308,680	307,804	308,663

Finisar Corporation

Consolidated Balance Sheets

(In thousands)

	April 30, 2008	January 27, 2008	October 28, 2007	July 29, 2007	April 30, 2007
		(Unaudited)	(Unaudited)	(Unaudited)

Current assets:
Cash and cash equivalents	$79,442	$75,437	$46,249	$52,090	$56,106
Short-term available -for-sale investments	29,125	38,096	59,768	59,910	56,511
Short-term available-for-sale investments - equity	2,801	—	—	—	—
Restricted investments, short-term	—	—	—	625	625
Accounts receivable, net	47,061	55,035	54,463	58,434	55,969
Accounts receivable, other	12,408	9,645	8,958	6,694	9,270
Inventories	82,554	83,220	78,557	77,351	77,670
Prepaid expenses and other	7,656	5,586	4,751	4,352	4,553
Total current assets	261,047	267,019	252,746	259,456	260,704
Long-term available-for-sale investments - debt	7,887	8,872	8,932	9,074	11,079
Long-term available-for-sale investments - equity	—	3,730	4,540	8,211	8,776
Property, plant and improvements, net	89,847	85,710	84,246	84,325	84,071
Purchased technology, net	11,850	13,163	14,893	16,622	18,351
Other intangible assets, net	17,726	22,061	21,697	21,145	20,807
Goodwill	128,348	128,852	128,949	128,949	128,949
Minority investments	13,250	11,250	11,250	11,250	11,250
Other assets	3,241	3,004	2,988	3,844	4,203
Total assets	$533,196	$543,661	$530,241	$542,876	$548,190

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$43,040	$38,044	$32,491	$34,795	$41,705
Accrued compensation	14,397	14,970	10,475	12,977	10,550
Other accrued liabilities	23,054	23,593	15,932	15,287	12,590
Deferred revenue	5,312	5,135	5,543	5,864	5,473
Current portion of other long-term liabilities	2,436	2,390	2,344	2,299	2,255
Convertible notes	101,918	113,722	112,469	66,950	66,950
Non-cancelable purchase obligations	3,206	2,787	2,426	2,676	2,798
Total current liabilities	193,363	200,641	181,680	140,848	142,321
Long-term liabilities:
Convertible notes	150,000	150,000	150,000	194,262	193,066
Other long-term liabilities	18,310	18,861	19,633	20,346	21,042
Deferred income taxes	9,522	7,872	7,178	6,634	6,090
Total long-term liabilities	177,832	176,733	176,811	221,242	220,198
Stockholders’ equity:
Common stock	309	309	309	309	309
Additional paid-in capital	1,540,241	1,538,048	1,534,718	1,532,068	1,529,322
Accumulated other comprehensive income	12,973	10,780	8,936	10,852	11,162
Accumulated deficit	(1,391,522)	(1,382,850)	(1,372,213)	(1,362,443)	(1,355,122)
Total stockholders’ equity	162,001	166,287	171,750	180,786	185,671
Total liabilities and stockholders’ equity	$533,196	$543,661	$530,241	$542,876	$548,190

NON-GAAP FINANCIAL MEASURES

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Finisar provides supplemental information regarding the Company’s operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and which management considers to be outside our core operating results.  Management believes that tracking non-GAAP gross profit and non-GAAP net income provides both management and the investment community with valuable insight into our current operations, our ability to generate cash and the underlying business trends which are affecting our performance.  These non-GAAP measures exclude the ongoing impact of historical business decisions made in different business and economic environments and are used by both management and our Board of Directors, along with the comparable GAAP information, in evaluating our current performance and planning our future business activities.  In particular, management finds it useful to exclude non-cash charges in order to better correlate our operating activities with our ability to generate cash from operations and to exclude non-recurring and infrequently incurred cash charges as a means of more accurately predicting our liquidity requirements.  We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry.

In calculating non-GAAP gross profits, we have excluded the following items from cost of revenues in applicable periods:

•                                          Changes in excess and obsolete inventory reserve (predominantly non-cash charges or non-cash benefits);

•                                          Amortization of acquired technology (non-cash charges related to technology obtained in acquisitions);

•                                          Duplicative facility costs during facility move (non-recurring charges);

•                                          Stock compensation expense (non-cash charges);

•                                          Acquisition related compensation costs (non-recurring cash charges related to employee retention);

•                                          Purchase accounting adjustment for sale of acquired inventory (non-cash and non-recurring charges); and

•                                          Reduction in force costs (non-recurring charges);

In calculating non-GAAP net income, we have excluded the same items to the extent they are classified as operating expenses, and have also excluded the following items in applicable periods:

•                                          Options investigation costs included in G&A expense (non-recurring cash charges related to the special investigation into our historical stock option granting practices) and the cost of covering employee and employer tax liabilities (non-recurring cash charges) arising from that investigation recorded in each line of the income statement;

•                                          Amortization of purchased intangibles (non-cash charges related to prior acquisitions);

•                                          Impairment charges associated with intangible assets (non-cash and non-recurring);

•                                          Amortization of discount on convertible debt (non-cash charges);

•                                          Loss on debt extinguishment (non-recurring and non-cash charge);

•                                          Gains and losses on sales of assets (non-recurring or non-cash losses and cash gains related to the periodic disposal of assets no longer required for current activities);

•                                          Gains and losses on minority investments (infrequently occurring and principally non-cash gains and losses related to the disposal of investments in other companies and non-cash income or loss from these investments accounted for under the equity method);

•                                          Tax charges arising from timing difference related to asset purchases (non-cash provision); and

•                                          Cumulative effect of change in accounting principle (non-recurring and non-cash charges or income).

A reconciliation of this non-GAAP financial information to the corresponding GAAP information is set forth below:

Finisar Corporation

Reconciliation of Results of Operations under GAAP and non-GAAP

	Three Months Ended		Twelve Months Ended		Three Months Ended
	April 30, 2008	April 30, 2007	April 30, 2008	April 30, 2007	January 27, 2008
	(Unaudited, in thousands, except per share data)
Reconciliation of GAAP Gross Profit to non-GAAP Gross Profit:
Gross profit per GAAP	39,809	31,209	141,518	142,274	37,616
Gross margin, GAAP	32.9%	32.3%	32.2%	34.0%	33.4%
Adjustments:
Cost of revenues
Change in excess and obsolete inventory reserve	3,021	2,570	9,375	8,841	1,587
Amortization of acquired technology	1,314	1,466	6,501	6,002	1,729
Duplicate facility costs during facility move	296	226	296	1,033	—
Stock compensation	771	640	3,091	3,517	895
Acquisition related compensation	27	—	67	—	40
Costs related to options investigation	—	(6)	1,084	143	1,084
Purchase accounting adjustment for sale of acquired inventory	—	262	1,306	262	—
Reduction in force costs	9	—	346	—	145
Total cost of revenue adjustments	5,438	5,158	22,066	19,798	5,480
Gross profit, non-GAAP	45,247	36,367	163,584	162,072	43,096
Gross margin, non-GAAP	37.4%	37.6%	37.2%	38.7%	38.2%

Reconciliation of GAAP net income (loss) to non-GAAP net income (loss):
Net loss per GAAP	(8,672)	(15,973)	(36,400)	(45,399)	(10,637)
Total cost of revenue adjustments	5,438	5,158	22,066	19,798	5,480
Research and development
Reduction in force costs	12	—	40	—	—
Stock compensation	1,139	784	4,377	4,014	1,247
Acquisition related compensation	499	—	1,247	—	748
Costs related to options investigation	—	(6)	1,648	132	1,648
Sales and marketing
Reduction in force costs	87	—	170	90	49
Stock compensation	482	414	2,048	1,911	673
Acquisition related compensation	85	—	213	—	128
Costs related to options investigation	—	(6)	742	31	742
General and administrative
Reduction in force costs	—	—	6	12	—
Stock compensation	586	559	2,048	2,379	481
Acquistion related compensation	110	—	274		164
Costs related to options investigation	507	4,089	8,769	5,608	3,961
Amortization of purchased intangibles	280	277	1,748	1,814	488
Acquired in-process R&D	—	5,770	—	5,770	—
Impairment of intangible assets	4,784	—	4,784	—	—
Amortization of discount on convertible debt	1,236	1,223	4,942	4,791	1,253
Loss on debt extinguishment	74	—	74	31,606	—
Other expense, net
Gain on sale of assets	(61)	(580)	(519)	(309)	(99)
Loss (gain) on minority investments	1,355	—	1,149	237	(22)
Other misc income	(650)	—	(977)	—	(327)
Provision for income tax	—		—
Timing difference related to asset purchases	588	544	2,370	3,640	694
Cumulative Effect			—
Cumulative effect of change in accounting principle	—	—	—	(1,213)	—
Total adjustments	16,551	18,226	57,219	80,311	17,308
Net income, non-GAAP	$7,879	$2,253	$20,819	$34,912	$6,671

Net income, non-GAAP per share - basic	$0.03	$0.01	$0.07	$0.11	$0.02
Net income, non-GAAP per share - diluted	$0.03	$0.01	$0.07	$0.11	$0.02

Shares used in computing non-GAAP net income per share - basic	308,786	308,623	308,680	307,804	308,663
Shares used in computing non-GAAP net income per share - diluted	310,129	327,108	318,949	327,300	312,097

Non-GAAP EBITDA
Net income, non-GAAP	$7,879	$2,253	$20,819	$34,912	$6,671
Depreciation expense	6,257	5,760	24,121	23,816	6,180
Amortization expense	640	544	2,350	1,846	610
Interest expense	1,752	1,047	6,488	5,048	1,537
Income tax expense	177	236	478	(830)	113
Non-GAAP EBITDA	$16,705	$9,840	$54,256	$64,792	$15,111